EXHIBIT 12.1

HOSPITALITY PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Nine Months Ended September 30,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008

Pre-Tax Income from Continuing Operations	$95,867	$153,535	$191,942	$21,989	$198,537	$126,181
Equity in (earnings) losses of an investee	(219)	(316)	(139)	1	134	—
Fixed Charges	108,188	136,111	134,110	138,712	143,410	156,844
Adjusted Earnings	$203,836	$289,330	$325,913	$160,702	$342,081	$283,025

Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs and debt discounts	$108,188	$136,111	$134,110	$138,712	$143,410	$156,844

Ratio of Earnings to Fixed Charges	1.88x	2.13x	2.43x	1.16x	2.39x	1.80x